Green PolkaDot Box Incorporated

1450 South Blackhawk Boulevard

Mt. Pleasant, Utah 84647

May 12, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance, Mail Stop 3561

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Mara Ransom, Esq.

Re:	Green PolkaDot Box Incorporated
Rule 479 Application for Withdrawal of Offering Statement
File No. 024-10358

Dear Ms. Ransom:

Pursuant to Rule 479 promulgated under the Securities Act of 1933, as amended, Green PolkaDot Box Incorporated, a Nevada corporation (the “Company”), hereby respectfully requests and applies for immediate withdrawal by the U.S. Securities and Exchange Commission (the “Commission”) of its Offering Statement on Form 1-A, File No. 024-10358 (the “Offering Statement”). The Offering Statement was originally filed with the Commission on July 23, 2013.

The Company requests an order granting withdrawal of the Offering Statement to be issued by the SEC because the Company has determined to abandon the Registration Statement. The Registration Statement has not been declared effective by the Commission, and the Company confirms that no securities have been sold pursuant to the Registration Statement.

Please forward copies of the order consenting to the withdrawal of the Offering Statement to the undersigned via email at rsmith@greenpolkadotbox.com or facsimile at (877) 663-2217.

If you have any questions regarding this application for withdrawal, please do not hesitate to call Christopher A. Wilson, the Company’s counsel, at (949) 752-1100.

Very truly yours,

/s/ Rod A. Smith

Rod A. Smith,

Chief Executive Officer